
04027823



MONARCH

P.E. 12/31/03

APR 29 2004

ARS


J
A
Atlantis
A



New at Atlantis Casino Resort in 2003



Opened new Sushi Bar on the Sky Terrace





Opened new Hair & Nail Salon



Completed remodel of
Dolphin Tower



Coinless Gaming-
IGT EZ™Pay machines

MONARCH CASINO & RESORT, INC.

Company Highlights

FINANCIAL INFORMATION (Dollars in thousands, except per share amounts)	**2003**	2002	2001	2000	1999
Casino Revenues	**$74,956**	$70,773	$64,908	$59,422	$48,345
Net Revenues	**115,951**	111,038	104,516	96,965	78,866
EBITDA*	**28,007**	27,516	24,217	19,512	11,720
Income from Operations	**17,209**	17,196	14,132	9,550	3,798
Net Income (loss)	**9,606**	8,603	4,602	960	(585)
Per Share					
Net Income (loss)-Diluted	**$1.02**	$0.90	$0.49	$0.10	$(0.06)
Weighted Average Common Shares Outstanding-Diluted	**9,412**	9,521	9,480	9,477	9,436
Total Assets	**$115,877**	$117,480	$121,064	$126,391	$131,654
Long-Term Debt	**47,185**	52,000	64,237	73,481	82,236
Stockholders' Equity	**48,723**	40,301	31,430	26,829	25,869

*EBITDA consists of income from operations plus depreciation and amortization.



NET REVENUES
(in thousands)
115,951
111,038
104,516
96,965
78,866
2003
2002
2001
2000
1999
EBITDA*
(in thousands)
28,007
27,516
24,217
19,512
11,720
2003
2002
2001
2000
1999
NET INCOME (LOSS)
(in thousands)
9,606
8,603
4,602
960
2003
2002
2001
2000
1999
(585)

TABLE OF CONTENTS

To Our Stockholders:

The year 2003 was special for Monarch as it marked the ten-year anniversary of our life as a thriving public company. I am especially proud of our results at the Atlantis Casino Resort for the past year, during which we continued our record breaking streak. In the decade since going public, we have grown from 309 sleeping rooms with an 18,000 square-foot casino to 980 sleeping rooms and a casino resort offering 51,000 square feet of casino space with one of the most exciting and diverse gaming selections in northern Nevada. Our casino revenues went from $15.9 million in 1993 to a Company record of $75.0 million in 2003, while our net income grew from $508 thousand to $9.6 million, also a record.

During 2003, casino revenue improved almost six percent over 2002, while net revenue increased more than four percent, driven by increases in all four revenue centers. Our improved revenues, combined with a 33% reduction in interest and stockholder guarantee fee expenses that resulted from lower outstanding debt and applicable interest rates, led to record net income and earnings per share for the year. Our revenue and bottom line figures were impressive in 2003, despite the fact that we endured slightly higher operating costs which included an increased gaming tax rate imposed by the State of Nevada. Meanwhile, our EBITDA, probably the most closely watched financial measure of companies in our industry, exceeded $28 million for the first time in our history. We achieved these impressive figures amid increased competition from Native American casinos in our primary feeder markets, national and regional economies that are slow to recover and a still cautious travel and tourism industry. We also benefited from positive developments: the local population grew at a healthy pace, especially in south Reno where the Atlantis is located, the Reno-Sparks Convention Center next door to the Atlantis booked additional new large convention groups, and our city's signature events such as Hot August Nights and Street Vibrations continued to attract many new and repeat visitors.

In February 2004, we refinanced our credit facility that was scheduled to mature in June 2004. During 2003, we paid down our long-term debt by $13.1 million to $47.2 million. Concurrent with rapidly paying down our debt, we have continued to improve the Atlantis facility to maintain our status as one of the premier properties in northern Nevada. We spent approximately $8.4 million in capital expenditures in 2003, which included the opening of the new Sushi Bar in the smoke-free Sky Terrace; the opening of the Salon at Atlantis, a full service salon for men and women; renovations to the second hotel tower; and upgrades to our gaming equipment, supporting our goal to present the most exciting and innovative slot floor in northern Nevada. We remain committed to continuous renewal of the Atlantis facilities, enabling us to present a consistent, fresh product and the amenities that appeal to our guests.

I am proud of the progress that our team has realized in our first decade as a publicly traded company, and would like to acknowledge our fine Board of Directors and our dedicated and talented Atlantis team members for their unparalleled contributions to our success. We are embracing the future with enthusiasm and confidence and continue working vigorously toward our goal of achieving even greater successes in our second corporate decade.

JOHN FARAHI
Co-chairman & CEO
April 1, 2004

OUR BUSINESS


RECEIVED
APR 2 9 2004

Monarch Casino & Resort, Inc. (the "Company" or "we"), through its wholly-owned subsidiary, Golden Road Motor Inn, Inc. ("Golden Road"), owns and operates the tropically-themed Atlantis Casino Resort, a hotel/casino facility in Reno, Nevada (the "Atlantis"). Unless otherwise indicated, the "Company" or "we" refers to Monarch Casino & Resort, Inc. and its Golden Road subsidiary. Monarch was incorporated in 1993 under Nevada law for the purpose of acquiring all of the stock of Golden Road. The principal asset of Monarch is the stock of Golden Road, which holds all of the assets of the Atlantis. Our principal executive offices are located at 1175 West Moana Lane, Suite 200, Reno, Nevada 89509, telephone (775) 825-3355.

Available Information

Our website address is www.monarchcasino.com. We make available free of charge on or through our Internet website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

The Atlantis Casino Resort

Through our Golden Road subsidiary, we own and operate the tropically-themed Atlantis, which is located approximately three miles south of downtown in the generally more affluent and rapidly growing south area of Reno, Nevada. The Atlantis features approximately 51,000 square feet of casino space interspersed with waterfalls, giant artificial palm trees, thatched-roof huts, and other tropical decor; a hotel and a motor lodge with 980 guest rooms; nine food outlets; an enclosed pool with waterfall; an outdoor pool; a health spa; two retail outlets offering clothing and traditional gift shop merchandise; a full service salon for men and women; an 8,000 square-foot family entertainment center; and approximately 25,000 square feet of banquet, convention and meeting room space.

The Reno-Sparks Convention Center is located across the street from the Atlantis, the only hotel-casino within easy walking distance. The Reno-Sparks Convention Center underwent a $105 million expansion and renovation completed in late July 2002 that increased its exhibition, meeting room, ballroom, and lobby space by more than 50%, from approximately 380,000 to approximately 600,000 square feet.

Atlantis Casino

The Atlantis offers approximately 1,450 slot and video poker machines; 37 table games, including blackjack, craps, roulette and others; a sports book (which is operated by an unaffiliated party pursuant to a lease arrangement with us); Keno; and a poker room.

The following table summarizes the components of our casino revenues for the periods shown:

	Years ended December 31,		
	2003	2002	2001
Slot & video poker	78.2%	74.8%	77.3%
Table games	18.8%	22.5%	19.8%
Keno, poker room and sports book rent	3.0%	2.7%	2.9%

The Atlantis offers what we believe are higher than average payout rates on slot machines relative to other northern Nevada casinos and has adopted liberal rules for its blackjack games, including the use of single decks of cards at many tables and allowing players to "double down" on the first two cards. We seek to attract high-end players through high quality amenities and services and by extension of gaming credit after a careful credit history evaluation.

Hotel and Motor Lodge

The Atlantis includes three contiguous high-rise hotel towers with 831 rooms and suites, and a low-rise motor lodge with another 149 rooms, for a total of 980 guest rooms. The first of the three hotel towers, which was completed in April 1991, contains 160 rooms and suites in 13 stories, and underwent a $2.8 million complete interior renovation completed early in the third quarter of 2002. The second hotel tower was completed in September 1994 and contains 283 rooms and suites in 19 stories and is undergoing an estimated $3.9 million complete interior renovation that was commenced in November 2003 with an expected April 2004 completion date. The third tower was completed in June 1999 and contains 388 rooms and suites in 28 stories. The rooms on the top seven floors in the newest tower are nearly 20% larger than the standard guest rooms and offer private elevator access, upscale accommodations, and a private concierge service.

The Atlantis hotel rooms feature upbeat, colorful interior decorations and furnishings consistent with the Atlantis' tropical theme, as well as nine-foot ceilings (most standard hotel rooms have eight-foot ceilings), which create an open and spacious feel. The newest hotel tower features a four-story waterfall with an adjacent swimming pool in a climate controlled, five-story glass enclosure, which shares an outdoor third floor pool deck with an outdoor swimming pool and whirlpool. The Salon at Atlantis is a full service salon that overlooks the swimming pool area and offers hair, nails, skincare and body treatment services for men and women. A health spa is located adjacent to the swimming areas. The hotel also features glass elevators rising the full 19 and 28 stories, respectively, of the two taller hotel towers, providing panoramic views of the Reno area and the Sierra Nevadas, a mountain range separating Nevada from California.

The 149-room motor lodge is a two-story structure located adjacent to the hotel. The motor lodge rooms, which are also decorated and furnished in a manner consistent with the Atlantis' tropical theme, are smaller than the tower hotel rooms and have standard eight-foot ceilings. We believe the motor lodge rooms appeal to value conscious travelers who still want to enjoy the experience and amenities of a first-class hotel-casino resort.

The average occupancy rate and average daily room rate at the Atlantis for the following periods were:

	Years ended December 31,		
	2003	2002	2001
Occupancy rate	92.3%	92.9%	91.1%
Average daily room rate	$57.82	$55.29	$53.48

We continually monitor and adjust hotel room rates based upon demand and other competitive factors. Our Average Daily Room Rate ("ADR") has also been impacted by rooms sold at discounted rates to select wholesale operators for tour and travel packages.

Restaurants And Dining

The Atlantis has seven restaurants, one snack bar, and one gourmet coffee bar, as described below.

- The 640-seat Toucan Charlie's Buffet & Grill, which offers a wide variety of standard hot food selections, salads and seafood; specialty substations featuring made-to-order items, such as Mongolian barbecue, fresh Southwest and Asian specialties, and meats roasted in wood-fired rotisserie ovens; and two salad stations
- The 135-seat, aquatic-themed Atlantis Seafood Steakhouse gourmet restaurant
- The 218-seat, upscale MonteVigna Italian Ristorante, featuring a centrally located wine cellar and seasonal outdoor terrace
- The Oyster Bar restaurant in the Sky Terrace offering fresh seafood, soups and bisques made to order
- The new Sushi Bar, also in the Sky Terrace, offering a variety of fresh raw and cooked sushi specialties, including all-you-can-eat lunch and dinner menus. Combined, the Oyster Bar and Sushi Bar can accommodate up to 120 guests
- The 178-seat 24-hour Purple Parrot coffee shop
- The 104-seat Cafe Alfresco restaurant serving pizzas prepared in a wood-fired, brick oven
- A gourmet coffee bar, offering specialty coffee drinks and pastries and desserts made fresh daily in the Atlantis bakery
- A snack bar and soda fountain serving ice cream and arcade-style refreshments

The Sky Terrace

The Sky Terrace is a unique structure with a diamond-shaped, blue glass body suspended approximately 55 feet above street level and spanning 160 feet across South Virginia Street. The Sky Terrace connects the Atlantis with additional parking on a 16-acre site owned by us across South Virginia Street from the Atlantis. The structure rests at each end on two 100-foot tall Grecian columns with no intermediate support pillars. The tropically-themed interior of the Sky Terrace contains the Oyster Bar, a video poker bar, banks of slot machines, a lounge area with oversized leather sofas and chairs and, since May 2003, a sushi bar. The Sushi Bar replaced the coffee and pastry bar that was previously located adjacent to the lounge area.

Operations at the Atlantis are conducted 24 hours a day, every day of the year. The Atlantis' business is moderately seasonal in nature, with higher revenues during the summer months and lower revenues during the winter months.

Atlantis Improvements

We have continuously invested in upgrading the Atlantis. Our capital expenditures at the Atlantis were $8.4 million in 2003, $6.5 million in 2002, and $4.5 million in 2001. A summary of capital expenditures for the last three years is as follows (in millions):

	2003	2002	2001
Cash acquisition of property and equipment	$8.0	$4.8	$3.3
Property and equipment acquired through trade payables	-	0.1	-
Financed purchase of property and equipment	0.4	1.6	1.2
Total capital expenditures	$8.4	$6.5	$4.5

During 2003, capital expenditures consisted primarily of the construction and opening of the new Sushi Bar and the Salon at Atlantis, renovations to the second hotel tower, and continued acquisitions of and upgrades to gaming equipment. During 2002, capital expenditures consisted primarily of renovations to the first hotel tower, renovations and upgrade to the hotel front desk and VIP services area, a total renovation of the Cafe Alfresco, and continued acquisitions of and upgrades to gaming equipment. In 2001, capital expenditures were primarily for the renovation of hotel room suites in the third tower and acquisition and upgrades of slot machines, computer information systems and furniture, fixtures and equipment.

In 2004, we are planning construction of a new driveway that will be shared between the Atlantis and the adjacent Sierra Marketplace Shopping Center (the "Shopping Center") that is owned and controlled by affiliates of our controlling stockholders. A new traffic signal will be erected at mid-block on South Virginia Street, serving the new driveway. As part of this project, we will lease a 37,368 square-foot corner section of the Shopping Center for a minimum lease term of 15 years at a monthly rent of $25,000, subject to increase every 60 months based on the Consumer Price Index. We will also use part of the common area of the Shopping Center and will pay our proportional share of the common area expense of the Shopping Center. We have the option to renew the lease for 3 five-year terms, and at the end of the extension period, we have the option to purchase the leased section of the Shopping Center at a price to be determined based on a MAI Appraisal. The leased space will be used by us for pedestrian and vehicle access to the Atlantis, and we will have use of a portion of the parking spaces at the Shopping Center. We are responsible for two thirds of the construction costs of the project, up to a maximum of $1.2 million. We anticipate this project will be completed in the summer of 2004 (see CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS incorporated herein by reference to the Company's Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of Stockholders to be held on May 26, 2004).

We remain committed to implementing renovations and upgrades and will consider all capital expenditure projects proposed by our executive officers and key employees.

Expansion Potential

Our expansion potential is twofold. First, we could expand our existing casino, which the City of Reno has approved, thereby giving us more room to add 500 more slot machines. The City of Reno has also approved the expansion of the hotel by 520 rooms as well as the construction of a parking garage with 1,831 spaces. Second, we could expand by developing the 16-acre parcel that we own across the street from the Atlantis. This site is connected to the Atlantis by the Sky Terrace and is currently used for parking and special events related to the Atlantis. Our 16-acre parcel meets all current Reno zoning requirements in the event we decide to build another resort casino or entertainment facility. We currently have no plans for the expansion or development of either site, but we constantly monitor industry demands and prudent development opportunities for our property.

In 2003, we entered into an option agreement with an affiliate of our controlling stockholders to purchase property in South Reno for development of a new hotel casino. Commencement of any development of the property will require completion of property due diligence and receipt of numerous approvals, including master plan changes and zone changes, neither of which can be assured. Through the current property owner, we have filed an application with the City of Reno for master plan change and zone change for 13 acres of the property.

Marketing Strategy

Our revenues and operating income are principally dependent on the level of gaming activity at the Atlantis. Our predominant marketing goal is to utilize all of the Atlantis facilities to generate additional casino play. Our secondary goal is to maximize revenues from our hotel, restaurants, cocktail lounges, convention and meeting rooms and other amenities.

Our marketing efforts are directed toward three broad consumer groups: Reno area residents, leisure travelers, and conventioneers. We believe the Atlantis' location outside the downtown area, near the airport and across the street from the Reno-Sparks Convention Center makes the facility appealing to all three groups.

RENO AREA RESIDENTS. The Atlantis' proximity to rapidly growing, generally more affluent, south Reno residential areas provides a significant source of middle to upper-middle income gaming customers. We market to Reno area residents (referred to from time to time as "Locals") on the basis of the Atlantis location and accessibility, convenient surface parking, gaming values, ambiance, friendly efficient service, and quality and relative value of its food and beverage offerings, entertainment, and promotions.

We believe local gaming customers prefer slot and video poker machines to table games, and prefer video poker machines to reel-spinning (or electronically simulated reel-spinning) slot machines. Accordingly, the Atlantis provides a diverse selection of video poker machines. Moreover, we believe that Reno area residents seek out and frequent casinos with higher payout rates on slot and video poker machines and more liberal rules on table games relative to other northern Nevada casinos. We believe the Atlantis offers higher than average payout rates on slot machines, and we have adopted liberal rules for its blackjack games, including the use of single decks of cards at many tables and allowing players to "double down" on the first two cards.

Our frequent player club, "Club Paradise," allows our customers to be eligible to receive rewards and privileges based on the amount of their play, while allowing us to track their play through a computerized system. We use this information to determine appropriate levels of complimentary awards, and in our direct marketing efforts. We believe that Club Paradise significantly enhances our ability to build customer loyalty and generate repeat customer visits.

LEISURE TRAVELERS. Reno is a popular gaming and vacation destination that enjoys direct freeway access to nearly all major northern California population centers and non-stop air service from most large cities in the western United States, as well as many midwest and southern population centers such as Chicago, Minneapolis and Dallas. The principal segments of Reno's leisure traveler market are independent travelers, package tour and travel customers, and high-end players. We attempt to maximize our gaming revenues and hotel occupancy through a balanced marketing approach that addresses each market segment.

Independent travelers make reservations directly with hotels of their choice or through independent travel agents. We believe this market segment is largely comprised of individuals who drive and, to a lesser extent, fly to Reno from a specific region, primarily northern California and the Pacific Northwest. We strive to attract the middle to upper-middle income strata of this consumer segment through advertising and direct marketing in select regions. This segment represents a significant portion of the Atlantis' customers, especially those visiting on weekends.

The package tour and travel segment consists of visitors who utilize travel packages offered by wholesale operators. We market to this segment through relationships with select wholesalers, primarily to generate customer visits and supplement mid-week occupancy.

We welcome direct on-line reservations on the Atlantis' website (http://www.atlantiscasino.com). We are also featured on major package tour and travel websites.

We market to high-end players selectively through direct sales. We utilize complimentary rooms, food and beverage, special events and the extension of gaming credit to attract high-end players.

CONVENTIONEERS. Convention business, like package tour and travel, generates mid-week customer visits and supplements occupancy during low-demand periods. Conventioneers also typically pay higher average room rates than non-conventioneers. We selectively seek convention and meeting groups that we believe will materially enhance the Atlantis' occupancy and daily room rates, as well as those we believe will be more likely to gamble. As the only hotel-casino within easy walking distance of the Reno-Sparks Convention Center, the Atlantis is, in our view, uniquely positioned to capitalize on this expanding segment. We believe the $105 million expansion and remodeling of the Reno-Sparks Convention Center, completed in late July 2002, has created and we expect will continue to create additional customer traffic for the Atlantis from a market segment that is presently underserved in the Reno area.

We market to all customer segments, including conventioneers, on the basis of the location, quality and ambiance of the Atlantis facility, gaming values, friendly efficient service, and the quality and relative value of its rooms, food and beverage offerings, entertainment, and promotions.

Competition

Competition in the Reno area gaming market is intense. Based on information obtained from the December 31, 2003 Gaming Revenue Report published by the Nevada State Gaming Control Board, there are approximately 11 casinos in the Reno area which generate more than $12.0 million each in annual gaming revenues.

We believe that the Atlantis' competition for Locals comes primarily from other large-scale casinos located outside of downtown Reno that offer amenities that appeal to middle to upper-middle income customers, and secondarily with those casinos located in downtown Reno that offer similar amenities. We compete for Locals primarily on the basis of the desirability of our location, the quality and ambiance of the Atlantis, friendly efficient service, the quality and relative value of its food and beverage offerings, entertainment offerings, promotions, and gaming values. We believe the Atlantis' proximity to residential areas in south Reno and its abundant surface parking afford it an advantage over the casinos located in downtown Reno in attracting Locals.

We believe that the Atlantis' primary competition for leisure travelers comes from other large-scale casinos, including those located in downtown Reno and those located away from downtown Reno, that offer amenities that appeal to middle to upper-middle income customers. We compete for leisure travelers on the basis of the desirability of our location, the quality and ambiance of the Atlantis facility, friendly efficient service, the quality and relative value of its rooms and food and beverage offerings, entertainment offerings, promotions, and gaming values. We believe that our location away from downtown Reno is appealing to many customers who prefer to avoid the more congested downtown area; however, the Atlantis' location is a disadvantage in that it does not afford us the ability to generate walk-in traffic (except with respect to persons attending events at the Convention Center), which is a significant source of customers for some casinos located in downtown Reno.

We believe that the Atlantis' primary competition for conventioneers comes from other large-scale hotel casinos in the Reno area that actively target the convention market segment, and secondarily from other cities on the U.S. West Coast with large convention facilities and substantial hotel capacity, including Las Vegas. We compete for conventioneers based on the desirability of our location, the quality and ambiance of the Atlantis facility, meeting and banquet rooms designed to appeal to conventions and groups, friendly efficient service, and the quality and relative value of its rooms and food and beverage offerings. We believe that the Atlantis' proximity to the Convention Center affords it a distinct competitive advantage in attracting conventioneers.

The Atlantis also competes for gaming customers with hotel casino operations located in other parts of Nevada, especially Las Vegas and Lake Tahoe, and with hotel casinos, Indian casinos, and riverboat casinos located elsewhere throughout the United States and the world. We believe that the Atlantis also competes to a lesser extent with state-sponsored lotteries, off-track wagering, card parlors, and other forms of legalized gaming, particularly in northern California and the Pacific Northwest.

The constitutional amendment approved by California voters allowing the expansion of Indian gaming in the form of casinos in California has had an impact on casino revenues in Nevada in general, and many analysts have predicted the impact will be more significant on the Reno-Lake Tahoe market. The extent of this impact is difficult to predict, but we believe that the impact on us has been mitigated to an extent due to the Atlantis' emphasis on Reno area residents as a significant base of its business and the future potential of convention business due to its proximity to the renovated and expanded Reno-Sparks Convention Center. Other Reno area casinos may intensify their marketing efforts to Reno area residents if they suffer business losses due to increased pressure from California Indian casinos which may impact our customer base and, consequently, revenues. However, we believe our numerous amenities such as a wide array of restaurants, a video arcade, banquet facilities and surface parking are a key factor in our ability to attract Locals which competitor facilities will not easily be able to match without major capital expenditures.

Certain experienced Nevada gaming operators have agreements to build and manage Indian casino facilities near Sacramento, one of Reno's key feeder markets. One major facility near Sacramento has been operating since June 2003 and has been very successful, adversely impacting many hotel casinos in Reno. Once these facilities receive all the required permits and are built, they could provide an alternative to Reno area casinos, especially during certain winter periods when auto travel through the Sierra Nevadas is hampered.

We believe that the legalization of unlimited land-based casino gaming in or near any major metropolitan area in the Atlantis' key marketing areas, such as San Francisco or Sacramento, could have a material adverse impact on our business.

Employees

As of March 8, 2004, we had approximately 1,792 employees. None of our employees are covered by collective bargaining agreements. We believe that our relationship with our employees is good.

Legal Proceedings

On April 26, 1994, and May 10, 1994, complaints in purported class action lawsuits (William Poulos v. Caesars World, Inc. et al., Case No. 94-478-Civ-Orl-22, and William H. Ahern v. Caesars World, Inc. et al., Case No. 94-532-Civ-Orl-22, respectively) were filed in the United States District Court for the Middle District of Florida (the "Florida Complaints") and were subsequently transferred to the United States District Court for the District of Nevada, Southern Division (the "Nevada District Court"). On September 26, 1995, a complaint in a purported class action lawsuit (Larry Schrier v. Caesars World, Inc. et al., Case No. 95-923-LDG (RJJ)) was filed in Nevada District Court (along with the Florida Complaints, the "Complaints"). The Complaints allege that manufacturers, distributors and casino operators of video poker and electronic slot machines, including the Company, have engaged in a course of conduct intended to induce persons to play such games based on a false belief concerning how the gaming machine operate, as well as the extent to which there is an opportunity to win on a given play. The Complaints charge defendants with violations of the Racketeer Influenced and Corrupt Organizations Act, as well as claims of common law fraud, unjust enrichment and negligent misrepresentation, and seek damages in excess of $1 billion without any substantiation of that amount. The Nevada District Court consolidated the actions (and one other action styled William Poulos v. American Family Cruise Line, NV et al., Case No. CV -S-95-936-LDG (RLH), in which the Company is not a named defendant). The plaintiffs moved to certify two classes of plaintiffs, essentially encompassing all persons in the u.s. who have played one or more of the defendants' video poker or electronic slot machines in the prior ten years. That motion was opposed by the defendants and subsequently, the court ruled in favor of the defendants and denied the class certification motion. The plaintiffs have appealed from that ruling. The appeal has been fully briefed, an oral hearing took place on January 15, 2004 and the parties are awaiting the response of the Ninth Circuit Court of Appeals. Management believes that denial of class certification will be upheld upon appeal, and further that the substantive allegations in the Complaints are without merit. Management intends to defend vigorously against the allegations.

We commenced certain litigation in April 2003 against the City of Reno and other interested parties petitioning the Second Judicial District Court of Nevada to (i) review the City of Reno's decision to enter into an agreement for the acquisition and relocation of the Old Reno Casino in downtown Reno, (ii) condemn the real property occupied by the Old Reno Casino, (iii) declare the agreement null and void and (iv) preclude the City of Reno from condemning the real property. The litigation has been settled by all parties. In February 2004, the parties entered into a settlement agreement, and the District Court dismissed the case in February 2004. The terms of the confidential settlement agreement included a restriction from relocating the former Old Reno Casino gaming license within an identified geographic area near the Atlantis Casino Resort in Reno.

We are party to other claims that arise in the normal course of business. Management believes that the outcomes of such claims will not have a material adverse impact on our financial condition or results of operations.

OUR PROPERTIES

Our properties consist of:

(a) The approximately 13-acre site in Reno, Nevada on which the Atlantis is situated, including the hotel towers, casino, restaurant facilities and surrounding parking is, in part or in whole, held subject to a trust deed encumbrance in favor of financial institutions totaling approximately $46.4 million as of March 8, 2004.

(b) An approximately 16-acre site adjacent to the Atlantis and connected to the Atlantis by the Sky Terrace, which includes approximately 11 acres of paved parking used for customer, employee and valet parking. The remainder of the site is undeveloped. This site is compliant with all casino zoning requirements and is suitable and available for future expansion of the Atlantis facilities, parking, or complimentary resort casino and/or entertainment amenities. We have not determined the ultimate use of this site. These 16 acres are also held subject to the trust deed encumbrance described in (a) above.

(c) A 37,368 square-foot section of the shopping center next door to the Atlantis to be used for a new driveway entrance.

OUR COMMON STOCK

Our common stock trades on The Nasdaq Stock Market(SM) under the symbol MCRI. The following table sets forth the high and low bid prices of our common stock, as reported by The Nasdaq Stock Market(SM), during the periods indicated.

	2003		2002	
	High	Low	High	Low
First quarter	$13.450	$ 7.710	$11.700	$ 7.400
Second quarter	$ 9.540	$ 7.490	$15.610	$ 9.000
Third quarter	$11.310	$ 8.900	$14.780	$10.360
Fourth quarter	$11.530	$ 9.380	$14.430	$12.010

As of March 8, 2004, there were approximately 102 holders of record of our common stock, and approximately 788 beneficial stockholders.

We have never paid dividends. We presently intend to retain earnings and use free cash to finance our operating activities, for maintenance capital expenditures and to reduce debt. We do not anticipate declaring cash dividends in the foreseeable future. Our bank loan agreement also contains provisions that require the achievement of certain financial ratios before we can pay or declare dividends to our stockholders. See "CONSOLIDATED FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 5."

Securities Authorized for Issuance Under Equity Compensation Plans. See SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT incorporated herein by reference to the Company's Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of Stockholders to be held on May 26, 2004.

On March 10, 2003, we announced a plan to repurchase up to 250,000 shares, or 2.6%, of our common stock in open market transactions. The repurchases may be made from time to time depending on market conditions and availability of funds. The repurchases are to be made with our cash (see our Current Report filed on Form 8-K dated March 10, 2003). During 2003, we purchased 180,000 shares of our common stock pursuant to this stock repurchase program. Our bank loan agreement requires achievement of certain financial ratios before we can repurchase our common stock.

OUR FINANCIAL INFORMATION

	Years ended December 31,				
	2003	2002	2001	2000	1999
	(In thousands, except per share amounts)				
Operating Results					
Casino revenues	$ 74,956	$ 70,773	$ 64,908	$ 59,373	$ 48,345
Other revenues	59,741	57,641	54,461	51,713	43,227
Gross revenues	134,697	128,414	119,369	111,086	91,572
Promotional allowances	(18,746)	(17,376)	(14,853)	(14,170)	(12,707)
Net revenues	115,951	111,038	104,516	96,916	78,866
Income from operations	17,209	17,196	14,132	9,550	3,798
	(1)	(2)	(3)	(4)	(5)
Income (loss) before income tax	14,572	13,033	6,888	1,386	(945)
Net income (loss)	$ 9,606	$ 8,603	$ 4,602	$ 960	$ (585)
Income (loss) Per Share of Common Stock					
Net income (loss)					
Basic	$1.02	$0.91	$0.49	$0.10	$(0.06)
Diluted	$1.02	$0.90	$0.49	$0.10	$(0.06)
Weighted average number of common shares and potential common shares outstanding					
Basic	9,379	9,458	9,436	9,436	9,436
Diluted	9,412	9,521	9,480	9,477	9,436
Other Data					
Depreciation and amortization	$10,797	$10,320	$10,085	$10,101	$ 7,738
Interest expense, net	$ 2,638	$ 3,934	$ 7,243	$ 8,165	$ 4,742
Capital expenditures (6)	$ 8,406	$ 6,534	$ 4,488	$ 3,866	$46,132
Balance Sheet Data					
Total assets	$115,877	$117,480	$121,064	$126,391	$131,654
Current maturities of long-term debt	$ 6,060	$ 8,279	$ 8,106	$ 7,538	$ 7,334
Long-term debt, less current maturities	$ 41,125	$ 52,000	$ 64,237	$ 73,481	$ 82,236
Stockholders' equity (7)	$ 48,723	$ 40,301	$ 31,430	$ 26,829	$ 25,869

(1) 2003 includes a $133 thousand gain on disposal of fixed assets.
(2) 2002 includes a $35 thousand gain on disposal of fixed assets.
(3) 2001 includes a $25 thousand gain on disposal of fixed assets.
(4) 2000 includes a $139 thousand gain on disposal of fixed assets.
(5) 1999 includes a $184 thousand loss on disposal of fixed assets.
(6) Includes amounts financed with debt or capitalized lease obligations.
(7) We paid no dividends during the five year period ended December 31, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Monarch Casino & Resort, Inc., through its wholly-owned subsidiary, Golden Road, owns and operates the tropically-themed Atlantis, a hotel/casino facility in Reno, Nevada. Monarch was incorporated in 1993 under Nevada law for the purpose of acquiring all of the stock of Golden Road. The principal asset of Monarch is the stock of Golden Road, which holds all of the assets of the Atlantis.

Our sole operating asset, the Atlantis, is a hotel/casino resort located in Reno, Nevada. Our business strategy is to maximize the Atlantis' revenues, operating income and cash flow primarily through our casino, our food and beverage operations, our hotel operations and other revenue sources. We derive our revenues by appealing to middle to upper-middle income Reno residents, emphasizing slot machine play in our casino. We capitalize on the Atlantis' location, offer service, value and an appealing theme to our guests, focus on repeat customers, and utilize hands-on management of operations, costs and efficiencies.

Unless otherwise indicated, "Monarch," "Company," "we," "our" and "us" refer to Monarch Casino & Resort, Inc. and its Golden Road subsidiary.

Operating Results Summary

During 2003, we exceeded the following previously reported results: casino revenues, hotel revenues, net revenues, net income and earnings per share.

				Percentage increase / decrease	
(in millions, except earnings per share)	2003	2002	2001	'03 vs '02	'02 vs '01
Casino revenues	$75.0	$70.8	$64.9	5.9%	9.0%
Food & beverage revenues	34.5	33.6	32.0	2.5%	5.3%
Hotel revenues	21.2	20.3	19.0	4.6%	6.7%
Other revenues	4.0	3.7	3.5	8.5%	6.1%
Net revenues	116.0	111.0	104.5	4.4%	6.2%
Income from operations	17.2	17.2	14.1	0.1%	21.7%
Net income	9.6	8.6	4.6	11.7%	87.0%
Earnings per share - diluted	1.02	0.90	0.49	13.3%	83.7%
Operating margin	14.8%	15.5%	13.5%	(0.7) pts.	2.0 pts.

Net revenues in 2003 increased 4.4% over 2002 due to increases in all our revenue segments including casino, food and beverage, hotel and other revenues, which increased 5.9%, 2.5%, 4.6% and 8.5%, respectively, over 2002. We attribute our improved results to our experienced management team, the superb location of the Atlantis in the more affluent and growing south part of Reno, the quality of our product that drives repeat business, our focus on marketing primarily to Reno area residents, and our steadily declining interest expense resulting from lower prevailing interest rates and overall reductions in our outstanding debt.

In 2003, our income from operations remained relatively flat over 2002, while our net income and earnings per diluted share increased 11.7% and 13.3%, respectively.

Some significant items that affected our 2003 results are listed below. These items are discussed in greater detail elsewhere in our discussion of operating results and in the "Liquidity and Capital Resources" section.

- Selling, general and administrative ("SG&A") expenses in 2003 increased 7.3% over 2002 and included costs related to the recently settled litigation against the City of Reno and other third parties (see "Legal Proceedings").

- An increased gaming tax imposed by the State of Nevada took effect on August 1, 2003, and added costs that we did not incur in 2002.

- Total operating expenses for 2003 increased 5.2% over 2002 while net revenues increased only 4.4% over the same period; the stronger increase in operating expenses was mainly due to increased SG&A and caused income from operations to remain relatively unchanged in 2003 as compared to 2002.

- Interest and stockholder guarantee fee expenses decreased 33.0% compared to 2002 due to lower prevailing interest rates combined with continuously decreasing outstanding debt.

Capital Spending and Development

We seek to continuously upgrade and maintain the Atlantis in order to present a fresh product to our guests and to maintain high quality standards.

Capital expenditures at the Atlantis totaled approximately $8.4 million, $6.5 million, and $4.5 million in 2003, 2002, and 2001, respectively. Capital expenditures in 2003 consisted primarily of the May opening of the Sushi Bar, the construction and November opening of the Salon at Atlantis, November commencement of the second hotel tower room upgrades and renovation, the acquisition of a new player tracking and slot accounting system to be installed commencing January 2004, continued slot machine conversion to the ticket-in, ticket-out coinless slot system, and continued acquisition of and upgrades to gaming equipment. In 2002, capital expenditures consisted primarily of renovations to Atlantis' first hotel tower, renovations and upgrades to the hotel front desk and VIP services area, a total renovation of the Cafe Alfresco, and continued acquisitions of and upgrades to gaming equipment. In 2001, capital expenditures consisted primarily of renovations of hotel room suites in the Atlantis' third tower, continued acquisitions of and upgrades to slot machines, computer information system equipment and various other furniture, fixtures and equipment to upgrade existing facilities.

In 2004, we are planning construction of a new driveway that will be shared between the Atlantis and the adjacent Sierra Marketplace Shopping Center that is owned and controlled by affiliates of our controlling stockholders (the "Shopping Center"). A new traffic signal will be erected at mid-block on South Virginia Street, serving the new driveway. As part of this project, we have leased a 37,368 square-foot corner section of the Shopping Center for a minimum lease term of 15 years at a monthly rent of $25,000, subject to increase every 60 months based on the Consumer Price Index. We are also to use part of the common area of the Shopping Center and will pay our proportional share of the common area expense of the Shopping Center. We have the option to renew the lease for 3 five-year terms, and at the end of the extension period, we have the option to purchase the leased section of the Shopping Center at a price to be determined based on a MAI Appraisal. The leased space will be used by us for pedestrian and vehicle access to the Atlantis, and we will have use of a portion of the parking spaces at the Shopping Center. We are responsible for two thirds of the construction costs of the project, up to a maximum of $1.2 million. We anticipate this project to be completed in the summer of 2004 (see CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS incorporated herein by reference to the Company's Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of Stockholders to be held on May 26, 2004).

Future cash needed to finance capital spending is expected to be made available from operating cash flow, the Credit Facility (see "CONSOLIDATED FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 5") and, if necessary, additional borrowings.

Statement on Forward-Looking Information

Certain information included herein contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, such as statements relating to anticipated expenses, capital spending and financing sources. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made herein. These risks and uncertainties include, but are not limited to, those relating to competitive industry conditions, expansion of Indian casinos in California, Reno area tourism conditions, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), the regulation of the gaming industry (including actions affecting licensing), completion of capital expenditure projects, outcome of litigation, domestic or global economic conditions including those affected by the events of September 11, 2001 and the ongoing conflict in Iraq, and changes in federal or state tax laws or the administration of such laws.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with principles generally accepted in the United States. Certain of our policies, including the estimated lives assigned to our assets, the determination of bad debt, self insurance reserves, credit risk, and the calculation of income tax liabilities, require that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. Our judgments are based on historical experience, terms of existing contracts, observations of trends in the industry, information provided by customers and information available from other outside sources, as appropriate. There can be no assurance that actual results will not differ from our estimates. To provide an understanding of the methodologies applied, our significant accounting policies are discussed where appropriate in this discussion and analysis and in the Notes to Consolidated Financial Statements.

The consolidated financial statements include the accounts of Monarch and Golden Road. Intercompany balances and transactions are eliminated.

Self-insurance Reserves

The Company reviews self-insurance reserves at least quarterly. The amount of reserve is determined by reviewing the actual expenditures for the previous twelve-month period and reviewing reports prepared by the third party plan administrator for any significant unpaid claims. The reserve is accrued at an amount that approximates amounts needed to pay both reported and unreported claims as of the balance sheet date, which management believes are adequate.

Inventories

Inventories, consisting primarily of food, beverages, and retail merchandise, are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

Advertising Costs

All advertising costs are expensed as incurred.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Since inception, property and equipment have been depreciated principally on a straight line basis over the estimated service lives as follows:

Land improvements	15-40 years
Buildings	30-40 years
Building improvements	15-40 years
Furniture	5-10 years
Equipment	5-20 years

Expenditures for maintenance and repairs are expensed as incurred; expenditures for renewals and improvements are generally capitalized.

We periodically evaluate our fixed and other long-term assets for impairment to ensure that they are appropriately valued.

Casino Revenues

Casino revenues represent the net win from gaming activity, which is the difference between wins and losses. Additionally, net win is reduced by a provision for anticipated payouts on slot participation fees, progressive jackpots and any pre-arranged marker discounts.

Promotional Allowances

The retail value of hotel, food and beverage services provided to customers without charge is included in gross revenue and deducted as promotional allowances.

Income Taxes

Income taxes are recorded in accordance with the liability method specified by Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes." Under the asset and liability approach for financial accounting and reporting for income taxes, the following basic principles are applied in accounting for income taxes at the date of the financial statements: (a) a current liability or asset is recognized for the estimated taxes payable or refundable on taxes for the current year; (b) a deferred income tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards; (c) the measurement of current and deferred tax liabilities and assets is based on the provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated; and (d) the measurement of deferred income taxes is reduced, if necessary, by the amount of any tax benefits that, based upon available evidence, are not expected to be realized.

Concentrations of Credit Risk

Financial instruments which potentially subject us to concentrations of credit risk consist principally of bank deposits and trade receivables. We maintain our cash in bank deposit accounts which, at times, may exceed federally insured limits. We have not experienced any losses in such accounts. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising our customer base. We believe we are not exposed to any significant credit risk on cash and accounts receivable.

Stockholder Guarantee Fees

All of our bank debt was personally guaranteed by our three largest stockholders since December 29, 1997. Effective January 1, 2001, until February 20, 2004, we compensated the guarantors at the rate of 2% per annum of the quarterly average outstanding bank debt amount. For the twelve months ended December 31, 2003, and 2002, we recorded interest expense in the amounts of approximately $1.0 million and $1.3 million, respectively, for these guarantee fees. The individuals who guaranteed our bank debt were not required to guarantee the New Credit Facility (as defined below). Therefore, we will no longer incur such guarantee fee expenses.

Discussion of Results of Operations

2003 COMPARED WITH 2002

For the year ended December 31, 2003, we earned net income of $9.6 million, or $1.02 per diluted share, on net revenues of $116.0 million, compared to a net income of $8.6 million, or $0.90 per diluted share, on net revenues of $111.0 million for the year ended December 31, 2002. Our net revenues for 2003 are the highest in our Company's history. Our income from operations totaled $17.2 million for 2003, relatively unchanged when compared to $17.2 million for 2002. Net income for the year 2003 constitutes a record high for our Company. Interest and stockholder guarantee fee expenses declined 33.0% from 2002, and was a major factor in the increase in net income. We believe the Atlantis continued to benefit in 2003 from the rapid growth occurring in the residential and commercial areas south of the Atlantis in Reno, and from the increasing popularity of the Atlantis with visitors to the Reno area.

Casino revenues totaled $75.0 million in 2003, up 5.9% from $70.8 million in 2002, driven by increases in slot, Keno and poker game win. Revenue from slot and video poker machines ("slot machines") increased approximately 10.7% in 2003 compared to 2002. We believe that increased slot machine play was due to more effective marketing and continued upgrade of facilities and equipment in 2003 and 2002. Despite an approximate

6.5% increase in table game drop, table game win decreased approximately 11.3% in 2003 compared to 2002 due to higher than normal winnings by our guests during 2003. Keno and poker room revenues combined increased approximately 16.7% in 2003 over 2002. Keno write increased approximately 4.7% in 2003 compared to 2002 while poker revenue increased approximately 19.9% compared to 2002 due to more effective marketing. Casino operating expenses were 39.1% of casino revenues in 2003, unchanged when compared to 2002.

Food and beverage revenues increased 2.5% to $34.5 million in 2003 from $33.6 million in 2002, primarily due to a 0.8% increase in average revenue per cover combined with a 3.1% increase in the number of covers served. Food and beverage operating expenses decreased to 51.3% of food and beverage revenues in 2003 compared to 52.3% in 2002, due to increased revenue per cover and more efficient operations which were partially offset by a slight increase in cost of sales.

Hotel revenues totaled $21.2 million in 2003, an increase of 4.6% from $20.3 million in 2002. The increase reflects an increase in average daily occupied room rate partially offset by a slight decrease in occupancy rate during the twelve month period of 2003 compared to the same period in 2002. Year 2003 revenues also include a $3.00 per occupied room energy surcharge that was also assessed during 2002. The Atlantis' average daily room rate ("ADR") was $57.82 in 2003, compared to $55.29 in 2002. The average occupancy rate at the Atlantis was 92.3% in 2003 compared to 92.9% in 2002. Hotel operating expenses increased slightly to 32.9% of hotel revenues in 2003, compared to 32.2% in 2002. This increase in operating expenses as a percentage of hotel revenues resulted primarily from increased employee healthcare costs.

Promotional allowances increased to $18.7 million, or 13.9% of gross revenues, in 2003 compared to $17.4 million, or 13.5% of gross revenues, in 2002. The increase is attributable to expanded efforts to increase revenues.

Other revenues increased approximately 8.5% in 2003 to $4.0 million from $3.7 million in 2002, reflecting an increase in sales from both retail gift shops and a slight increase in revenue from the entertainment fun center. Other expenses were approximately 31.7% of other revenues in 2003, an improvement from 34.0% in 2002, primarily due to continued operating efficiencies of operating the two gift shops and the entertainment fun center.

Selling, general and administrative ("SG&A") expenses totaled $32.7 million, or 28.2% of net revenues, in 2003 compared to $30.4 million, or 27.4% of net revenues, in 2002. The increase in these expenses as a percentage of revenues reflects increased energy costs, increased marketing and promotional costs and increased employee healthcare costs. Selling, general and administrative expenses for 2003 also included costs incurred as a result of the recently settled litigation against the City of Reno and other third parties (see "Legal Proceedings"). These litigation costs were not incurred in 2002.

Depreciation and amortization expense was $10.8 million in 2003, an increase of 4.6% from $10.3 million in 2002.

Interest and stockholder guarantee fee expenses for 2003 totaled approximately $2.6 million, down 33.0% from $3.9 million in 2002, due to reduced interest rates and lower debt outstanding. Guarantee fees paid to our three principal stockholders totaled approximately $1.0 million in 2003 and $1.3 million in 2002. The individuals who guaranteed the Company's Original Credit Facility (defined in "The Credit Facility" below) did not provide such guarantees for the New Credit Facility (also defined in "The Credit Facility" below) and, therefore, the Company will no longer be required to pay such fees in the future. At December 31, 2003, all of our interest-bearing debt was related to a reducing revolving credit facility with floating interest rates tied to a base rate approximately equal to the prime rate or LIBOR (at our option) plus a margin which fluctuates according to our ratio of funded debt to Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")(See " CONSOLIDATED FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 5"). An increase in interest rates could have a material effect on our financial results.

2002 COMPARED WITH 2001

For the year ended December 31, 2002, we earned net income of $8.6 million, or $0.90 per share, on net revenues of $111.0 million, compared to a net income of $4.6 million, or $0.49 per share, on net revenues of $104.5 million for the year ended December 31, 2001. Our net revenues for 2002 constitute record highs for any of our prior comparable twelve month periods. Our income from operations totaled $17.2 million for 2002 compared to $14.1 million for 2001. Net income for the year 2002 constitute record highs for any of our prior comparable twelve month periods, due to more efficient operations and reduced interest expense. Forty seven percent of our increase in net revenue flowed to operating income. This combined with a 45.7% reduction in interest expense over 2001 were major factors in the increase in net income. We believe the Atlantis continued to benefit in 2002 from the rapid growth occurring in the residential and industrial communities south of the Atlantis in Reno, and from the increasing popularity of the Atlantis with visitors to the Reno area.

Casino revenues totaled $70.8 million in 2002, up 9.0% from $64.9 million in 2001, driven by increases in slot, table games, Keno and poker game win. Revenue from slot and video poker machines ("slot machines") increased approximately 5.6% in 2002 compared to 2001 due to increased play as a result of more effective marketing and continued upgrade of facilities and equipment in 2001 and 2002. Table game win increased approximately 23.5% in 2002 compared to 2001 due to an approximate 5.9% increase in table game drop and a higher win percentage in year 2002 compared to year 2001. Keno and poker room revenues combined increased approximately 1.3% in 2002 over 2001 primarily due to an approximate 1.6% increase in poker revenue. Keno write increased approximately 6.4% in 2002 compared to 2001 due to more effective marketing. Casino operating expenses were 39.1% of casino revenues in 2002, compared to 40.1% in 2001. The decrease was due to continued efficiency of operations and a higher table game win percentage in year 2002.

Food and beverage revenues increased in 2002, up 5.3% to $33.6 million from $32.0 million in 2001, primarily due to a 3.9% increase in average revenue per cover combined with a 2.1% increase in the number of covers served. Food and beverage operating expenses decreased to 52.3% of food and beverage revenues in 2002 compared to 56.9% in 2001, due to increased revenue per cover, lower cost of sales and more efficient operations.

Hotel revenues totaled $20.3 million in 2002, an increase of 6.7% from $19.0 million in 2001. The increase reflects an increase in average daily occupied room rate along with an increase in occupancy rate during the twelve month period of 2002 compared to the same period in 2001. Year 2002 revenues also include a $3.00 per occupied room energy surcharge that was also assessed during the period April 2001 through December 2001. The Atlantis' average daily room rate ("ADR") was $55.29 in 2002, compared to $53.48 in 2001. The average occupancy rate at the Atlantis was 92.9% in 2002 compared to 91.1% in 2001. Hotel operating expenses decreased to 32.2% of hotel revenues in 2002, compared to 37.5% in 2001. This decrease in operating expenses as a percentage of hotel revenues resulted from a higher ADR, a decrease in bad debt expense and more efficient operations.

Promotional allowances increased to $17.4 million, or 13.5% of gross revenues, in 2002 compared to $14.9 million, or 12.4% of gross revenues, in 2001. The increase is attributable to expanded efforts to increase revenues.

Other revenues increased approximately 6.1% in 2002 to $3.7 million from $3.5 million in 2001, reflecting an increase in sales from the entertainment fun center and the logo gift shop. Other expenses were approximately 34.0% of other revenues in 2002, a decrease from 37.4% in 2001, primarily due to continued operating efficiencies of operating the two gift shops and the entertainment fun center.

Selling, general and administrative ("SG&A") expenses totaled $30.4 million, or 27.4% of net revenues, in 2002 compared to $27.7 million, or 26.5% of net revenues, in 2001. The increase in these expenses as a percentage of revenues reflects increased energy costs and increased marketing and promotional costs.

Depreciation and amortization expense was $10.3 million in 2002, up slightly when compared to $10.1 million in 2001.

Interest expense for 2002 totaled $3.9 million, down 45.7% from $7.2 million in 2001, due to reduced interest rates and lower debt outstanding. Interest expense for 2002 and 2001 included guarantee fees paid to our three principal stockholders. These guarantee expenses totaled approximately $1.3 million in 2002 compared to $1.5 million in 2001. At December 31, 2002, all of our interest-bearing debt was related to a reducing revolving credit facility with floating interest rates tied to a base rate approximately equal to the prime rate or LIBOR (at our option) plus a margin which fluctuates according to our ratio of funded debt to Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")(See " CONSOLIDATED FINANCIAL STATEMENTS, Notes to Consolidated Financial Statements, Note 5"). An increase in interest rates could have a material effect on our financial results.

In 2002, we also incurred approximately $228 thousand in non-recurring expenses associated with a secondary stock offering by certain principal stockholders. These expenses included legal, accounting, printing and road show charges.

Liquidity and Capital Resources

We have historically funded our daily hotel and casino activities with net cash provided by operating activities. For the years 2003, 2002, and 2001, net cash provided by operating activities totaled $22.4 million, $20.0 million, and $14.7 million, respectively. During each of the three years, net cash provided by operating activities was sufficient to fund our day-to-day operating expenses.

Net cash used in investing activities, which consisted of acquisitions of property and equipment, totaled $7.8 million, $4.9 million, and $3.2 million in 2003, 2002, and 2001, respectively. Total capital expenditures, including amounts financed, were $8.4 million, $6.5 million, and $4.5 million in 2003, 2002, and 2001, respectively.

Net cash used in financing activities totaled $14.8 million in 2003, with the funds being used primarily to reduce long-term debt. Net cash used in financing activities totaled $13.5 million in 2002 and $9.9 million in 2001.

Commitments and Contingencies

Our contractual cash obligations as of December 31, 2003, after giving effect to the execution of the New Credit Facility (as defined below), over the next five years are as follows:

	Payments Due by Period			
Contractual Cash Obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years
Long-Term Debt	$47,184,591	$ 6,059,591	$19,500,000	$21,625,000
Operating Leases (1)	3,476,892	1,546,261	1,190,631	740,000
Purchase Obligations (2)	4,700,000	4,700,000	-	-
Total Contractual Cash Obligations	$53,361,483	$12,305,852	$20,690,631	$22,365,000

(1) Operating leases include an up-to $1.2 million one-time construction cost in 2004 representing our portion of the new driveway, and approximately $370,000 per year in lease and common expense payments to the Shopping Center adjacent to the Atlantis (see "Capital Spending and Development").

(2) Our open purchase order commitments total approximately $4.7 million. Of the total purchase order commitments, approximately $1.7 million are cancelable by the Company upon providing a 30-day notice.

On March 10, 2003, we announced a plan to repurchase up to 250,000 shares, or 2.6%, of our common stock in open market transactions. The repurchases may be made from time to time depending on market conditions and availability of funds. The repurchases are to be made with our cash (see our Current Report filed on Form 8-K dated March 10, 2003). During 2003, we purchased 180,000 shares of our common stock pursuant to this stock repurchase program. The New Credit Facility (as defined below) requires achievement of certain financial ratios before we can repurchase our common stock.

We commenced certain litigation in April 2003 against the City of Reno and other interested parties petitioning the Second Judicial District Court of Nevada to (i) review the City of Reno's decision to enter into an agreement for the acquisition and relocation of the Old Reno Casino in downtown Reno, (ii) condemn the real property occupied by the Old Reno Casino, (iii) declare the agreement null and void and (iv) preclude the City of Reno from condemning the real property. This litigation has been settled by all parties. In February 2004, the parties entered into a settlement agreement, and the District Court dismissed the case in February 2004. The terms of the confidential settlement agreement included a restriction from relocating the former Old Reno Casino gaming license within an identified geographic area near the Atlantis Casino Resort in Reno.

We believe that our existing cash balances, cash flow from operations, equipment financing, and refinancing sources for our debt obligations will provide us with sufficient resources to fund our operations, meet our debt obligations, and fulfill our capital expenditure requirements; however, our operations are subject to financial, economic, competitive, regulatory, and other factors, many of which are beyond our control. If we are unable to generate sufficient cash flow, we could be required to adopt one or more alternatives, such as reducing, delaying or eliminating planned capital expenditures, selling assets, restructuring debt or obtaining additional equity capital.

The Credit Facility

Until February 20, 2004, we had a reducing revolving term loan credit facility with a consortium of banks that originally was in the amount of $80 million but that had been reduced to $46 million at payoff (the "Original Credit Facility").

On February 20, 2004, the Original Credit Facility was refinanced (the "New Credit Facility") for $50 million, which includes a $46 million payoff for the unpaid balance of the Original Credit Facility. The amount of the New Credit Facility may be increased by up to $30 million on a one-time basis and if requested by us before the second anniversary of the closing date, as defined. At our option, borrowings under the New Credit Facility will accrue interest at a rate designated by the agent bank at its base rate (the "Base Rate") or at the London Interbank Offered Rate ("LIBOR") for one, two, three or six month periods. The rate of interest paid by us will include a margin added to either the Base Rate or to LIBOR that is tied to our ratio of funded debt to EBITDA (the "Leverage Ratio"). Depending on our Leverage Ratio, this margin can vary between 0.25 percent and 1.25 percent above the Base Rate, and between 1.50 percent and 2.50 percent above LIBOR (under the Original Credit Facility, this margin varied between 0.00 percent and 2.00 percent above the Base Rate, and between 1.50 percent and 3.50 percent above LIBOR). At December 31, 2003, the applicable margin was the Base Rate plus 0.0%, and the applicable LIBOR margin was LIBOR plus 1.5%. At December 31, 2003, the Base Rate was 4.00% and the LIBOR rate was 1.12%. At December 31, 2003, the Company had $1.0 million in Base Rate loans outstanding and had one LIBOR loan outstanding totaling $46.0 million, for a total obligation of $47.0 million.

We may utilize proceeds from the New Credit Facility for working capital needs and general corporate purposes relating to the Atlantis and for ongoing capital expenditure requirements at the Atlantis.

The New Credit Facility is secured by liens on substantially all of the real and personal property of the Atlantis, and is guaranteed by Monarch. The Original Credit Facility was guaranteed individually by certain executives of the Company. These individuals were not required to provide any personal guarantees for the New Credit Facility and, therefore, we will no longer incur guarantee fee expenses.

The New Credit Facility contains covenants customary and typical for a facility of this nature, including, but not limited to, covenants requiring the preservation and maintenance of our assets and covenants restricting our ability to merge, transfer ownership of Monarch, incur additional indebtedness, encumber assets, and make certain investments. The New Credit Facility also contains covenants requiring us to maintain certain financial ratios, and provisions restricting transfers between Monarch and its affiliates. The New Credit Facility also contains provisions requiring the achievement of certain financial ratios before we can repurchase our common stock. We do not consider the covenants to restrict our operations.

The maturity date of the New Credit Facility is February 23, 2009. Beginning June 30, 2004, the maximum principal available under the Credit Facility will be reduced by an aggregate of $30.875 million in equal increments of $1.625 million per quarter with the remaining balance due at the maturity date. We may prepay borrowings under the New Credit Facility without penalty (subject to certain charges applicable to the prepayment of LIBOR borrowings prior to the end of the applicable interest period). Amounts prepaid under the New Credit Facility may be reborrowed so long as the total borrowings outstanding do not exceed the maximum principal available. We may also permanently reduce the maximum principal available under the New Credit Facility at any time so long as the amount of such reduction is at least $500 thousand and a multiple of $50 thousand.

We paid various fees and other loan costs upon the closing of the refinancing of the New Credit Facility that will be amortized over the term of the New Credit Facility using the straight-line method.

Annual maturities of long-term debt, after giving effect to the execution of the New Credit Facility, as of December 31, 2003, are as follows:

Year ending December 31,	
2004	$ 6,059,591
2005	6,500,000
2006	6,500,000
2007	6,500,000
2008	6,500,000
Thereafter	15,125,000
Total	$47,184,591

STOCKHOLDER GUARANTEE FEES. From December 29, 1997 until February 20, 2004, all of our bank debt was personally guaranteed by our three largest stockholders. Effective January 1, 2001 and until February 20, 2004, we compensated the guarantors at the rate of 2% per annum of the quarterly average outstanding bank debt. For the twelve months ended December 31, 2003, and 2002, we recorded interest expense in the amounts of approximately $1.0 million and $1.3 million, respectively, for these guarantee fees. The individuals who guaranteed our bank debt were not required to guarantee the New Credit Facility, and, as a result, we will no longer incur these expenses.

SHORT-TERM DEBT. At December 31, 2003, we had approximately $185,000 outstanding in slot purchase contracts outstanding. These contracts have original terms of 12 months or less and do not bear any interest.

Statement on Forward-Looking Information

Certain information included herein contains statements that may be considered forward-looking, such as statements relating to projections of future results of operations or financial condition, expectations for our casino, and expectations of the continued availability of capital resources. Any forward-looking statement made by us necessarily is based upon a number of estimates and assumptions that, while considered reasonable by us, is inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control, and are subject to change. Actual results of our operations may vary materially from any forward-looking statement made by us or on our behalf. Forward-looking statements should not be regarded as representation by us or any other person that the forward-looking statements will be achieved. Undue reliance should not be placed on any forward-looking statements. Some of the contingencies and uncertainties to which any forward-looking statement contained herein is subject include, but are not limited to, the following:

Current Economic and Political Conditions Could Adversely Affect our Business

The terrorist attacks that took place in the United States on September 11, 2001, were unprecedented events that created economic and business uncertainties, especially for the travel and tourism industry. The potential for future terrorist attacks, the national and international responses, and other acts of war or hostility, including the ongoing conflict in Iraq, have created economic and political uncertainties that could materially adversely affect our business, results of operations, and financial condition in ways we cannot predict.

Our Business May be Adversely Impacted if the Reno Economy Declines

We heavily market to and rely upon business from Reno area residents. In recent years, Reno has enjoyed robust business growth and has attracted a number of technology, product distribution and marketing companies. These businesses have created jobs and helped fuel residential development, including the southwest Reno metropolitan area near the Atlantis. Should there be negative changes in the business and job conditions in Reno, our locals business, which is the most substantial part of our overall business, could be adversely impacted.

Our Business May be Adversely Impacted by Weakened Economic Conditions in Northern California and the Pacific Northwest

Because California and the Pacific Northwest are significant markets for our leisure traveler and conventioneer customers, our business may be adversely impacted in the event of weakened economic conditions in those geographical markets.

Failure of the Reno-Sparks Convention Center to Book and Attract Convention Business Could Adversely Impact our Business

The Atlantis is the closest hotel-casino to the Reno-Sparks Convention Center, which completed a $105 million expansion and renovation in late July 2002. If the expanded Reno-Sparks Convention Center does not succeed in booking the anticipated level of conventions, our future results of operations could be adversely impacted.

Our Business May be Adversely Impacted by Expanded Native American Gaming Operations in California and the Pacific Northwest

Our largest source of leisure traveler customers is California and the Pacific Northwest, including a large number who drive to Reno from the San Francisco and Sacramento metropolitan areas. Since a California constitutional amendment passed in 1999, development has commenced on several large-scale Native American-owned casino facilities in that state, some of which are located close to our key markets. One major facility near Sacramento has been operating since June 2003 and has been successful. Our business may be adversely impacted if the California casinos attract patrons who would otherwise travel to Reno. This risk may be greater during winter months when interstate highways may be subject to weather-related travel restrictions.

A significant portion of our revenues and operating income are generated from patrons who are residents of northern California. A change in general economic conditions or the extent and nature of casino gaming in California, Washington or Oregon could adversely affect our operating results. On September 10, 1999, California lawmakers approved a constitutional amendment that would give Indian tribes the right to offer slot machines and a range of house-banked card games. On March 7, 2000, California voters approved the constitutional amendment. Several Native American casinos have opened in Northern California since passage of the constitutional amendment. A large Native American casino facility in one of our primary feeder markets in the Sacramento area opened for business in June of 2003. There potentially could be other new Native American casinos opening in the Northern California market, as well as other markets that we currently serve, that could have an impact on our financial position and results of operations.

Other states are also considering legislation enabling the development and operation of casinos or casino-like operations.

The Gaming Industry is Highly Competitive and Increased Competition Could Have a Material Adverse Effect on our Future Operations

The gaming industry is highly competitive. As competitive pressures from California Native American casinos increase, other Reno area casinos may intensify their targeting of the Reno area resident market, which is one of our key markets. Increased competitive pressures in the local market could adversely impact our ability to continue to attract local residents to the Atlantis, or require us to use more expensive and therefore less profitable promotions to compete more efficiently.

In addition, Native American gaming facilities in California and other jurisdictions in some instances operate under regulatory requirements less stringent than those imposed on Nevada licensed casinos, which could afford them a competitive advantage in our markets. Moreover, increases in the popularity of, and competition from, Internet and other account wagering gaming services, which allow their customers to wager on a wide variety of sporting events and play Las Vegas-style casino games from home, could have a material adverse effect on our business, financial condition, operating results and prospects.

Adverse Winter Weather Conditions in the Sierra Nevadas and Reno-Lake Tahoe Area Could Have a Material Adverse Effect on our Results of Operations and Financial Condition

Adverse winter weather conditions, particularly snowfall, can deter our customers from traveling or make it difficult for them to frequent the Atlantis. Adverse winter weather would most significantly affect our drive-in customers from northern California and the Pacific Northwest. If the Reno area itself were to experience prolonged adverse winter weather conditions, our results of operations and financial condition could also be materially adversely affected.

Our Results of Operations May be Adversely Affected by High-End Players' Winnings

Although high-end players are not the major focus of our marketing efforts, we have selectively targeted them since opening our newest tower in 1999. Should one or more of these high-end players win large sums in our casino or should a material amount of credit extended to such players not be repaid, our results of operations could be adversely impacted.

The Farahi Family Owns a Majority of our Common Stock and Controls our Affairs

Messrs. John, Bob and Ben Farahi, our Chief Executive Officer, President, and Chief Financial Officer, respectively, as well as the Co-Chairmen of our Board of Directors, own approximately 47.6% of our outstanding common stock as of March 8, 2004. Their sister, Jila Shabanian (nee Farahi), through her trust, owns approximately 6.6%. Accordingly, the Farahi family has the ability to control our operations and affairs, including the election of the entire Board of Directors and, except as otherwise provided by law, other matters submitted to a vote of the stockholders, including a merger, consolidation or sale of the assets of Monarch.

A Change in Control Could Result in the Acceleration of our Debt Obligations

Certain changes in control could result in the acceleration of the repayment of our bank debt. This acceleration could be triggered in the event the Farahi family sells enough of their stock to result in another stockholder acquiring more than 50% of our shares or upon their deaths if their respective heirs must sell a substantial number of our shares to obtain funds to pay estate tax liabilities. We cannot assure you that we would be able to repay indebtedness whose maturity is accelerated as a result of such a change in control, and such an inability would materially adversely affect our financial condition.

If We Lose Our Key Personnel, our Business Could be Materially Adversely Affected

We depend on the continued performances of John Farahi, Bob Farahi and Ben Farahi, our Chief Executive Officer, our President, and our Chief Financial Officer, respectively, and their management team. If we lose the services of the Farahi brothers, or our other senior Atlantis management personnel, and cannot replace such persons in a timely manner, our business could be materially adversely affected.

Our Business is Subject to Restrictions and Limitations Imposed by Gaming Regulatory Authorities that Could Adversely Affect Us

The ownership and operation of casino gaming facilities are subject to extensive state and local regulation. The State of Nevada and the applicable local authorities require various licenses, registrations, permits and approvals to be held by us and our subsidiary. The Nevada Gaming Commission may, among other things, limit, condition, suspend, revoke or decline to renew a license or approval to own the stock of our Nevada subsidiary for any cause deemed reasonable by such licensing authority. If we violate gaming laws or regulations, substantial fines could be levied against us, our subsidiary and the persons involved, and we could be forced to forfeit a portion of our assets. The suspension, revocation or non-renewal of any of our licenses or the levy on us of substantial fines or forfeiture of assets would have a material adverse effect on our business, financial condition and results of operations.

To date, we have obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary for the operation of our current gaming activities. However, gaming licenses and related approvals are deemed to be privileges under Nevada law. We cannot assure you that our existing licenses, permits and approvals will be maintained or extended.

If the State of Nevada or the City of Reno Increases Gaming Taxes and Fees, our Results of Operations Could be Adversely Affected

State and local authorities raise a significant amount of revenue through taxes and fees on gaming activities. From time to time, legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. In addition, worsening economic conditions could intensify the efforts of state and local governments to raise revenues through increases in gaming taxes. If the State of Nevada or the City of Reno were to increase gaming taxes and fees, our results of operations could be adversely affected.

Recently Issued Accounting Standards

In January 2003, the FASB issued interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." The objective of FIN 46 is to improve the financial reporting by companies involved with variable interest entities. FIN 46 changes certain consolidation requirements by requiring a variable interest entity to be consolidated by a company that is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The Company has determined that all variable interest entities it holds at December 31, 2003 do not require consolidation under the provisions of FIN 46 as the Company is not subject to a majority of the risk of loss or entitled to receive a majority of the variable interest entity's residual returns.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market risks and prices, such as interest rates, foreign currency exchange rates and commodity prices. We do not have any cash or cash equivalents as of December 31, 2003 that are subject to market risks.

We have substantial variable interest rate debt in the amount of approximately $47.0 million as of December 31, 2003, and $59.5 million as of December 31, 2002, which is subject to market risks.

A one percent increase in interest rates would have resulted in an increase in interest expense of approximately $524 thousand in 2003 and $644 thousand in 2002.

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors of Monarch Casino & Resort, Inc:

We have audited the accompanying consolidated balance sheet of Monarch Casino & Resort, Inc. and Subsidiary as of December 31, 2003, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003 and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Las Vegas, Nevada
February 13, 2004 except for Note 5, as to which
the date is February 20, 2004

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Monarch Casino & Resort, Inc.:

We have audited the accompanying consolidated balance sheet of Monarch Casino & Resort, Inc, and Subsidiary (the "Company") as of December 31, 2002, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

By: Deloitte & Touche LLP

Reno, Nevada
February 18, 2003

MONARCH CASINO & RESORT, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,		
	2003	2002	2001
Revenues			
Casino	$74,955,744	$70,772,939	$64,907,920
Food and beverage	34,498,613	33,646,938	31,960,713
Hotel	21,236,808	20,303,439	19,022,188
Other	4,005,426	3,690,180	3,478,171
Gross revenues	134,696,591	128,413,496	119,368,992
Less promotional allowances	(18,746,078)	(17,375,926)	(14,853,399)
Net revenues	115,950,513	111,037,570	104,515,593
Operating expenses			
Casino	29,321,060	27,690,033	26,036,133
Food and beverage	17,701,143	17,591,945	18,171,412
Hotel	6,991,581	6,543,610	7,133,937
Other	1,270,624	1,254,179	1,300,419
Selling, general and administrative	32,659,258	30,441,900	27,656,572
Depreciation and amortization	10,797,494	10,320,403	10,085,331
Total operating expenses	98,741,160	93,842,070	90,383,804
Income from operations	17,209,353	17,195,500	14,131,789
Other expense			
Interest expense, net	(1,607,840)	(2,633,917)	(5,742,985)
Stockholder guarantee fee expense	(1,030,010)	(1,300,446)	(1,500,345)
Stock transaction expense	-	(228,020)	-
Total other expense	(2,637,850)	(4,162,383)	(7,243,330)
Income before income taxes	14,571,503	13,033,117	6,888,459
Provision for income taxes	4,965,580	4,429,771	2,286,695
Net income	$ 9,605,923	$ 8,603,346	$ 4,601,764
Earnings Per Share of Common Stock			
Net income			
Basic	$ 1.02	$ 0.91	$ 0.49
Diluted	$ 1.02	$ 0.90	$ 0.49
Weighted average number of common shares and potential common shares outstanding			
Basic	9,379,446	9,457,669	9,436,275
Diluted	9,412,459	9,521,353	9,479,830

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

MONARCH CASINO & RESORT, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2003	2002
ASSETS		
Current assets		
Cash	$ 9,711,310	$ 9,961,484
Receivables, net	2,818,727	2,724,726
Federal income tax refund receivable	756,698	176,321
Inventories	1,245,967	993,260
Prepaid expenses	2,234,773	1,961,763
Deferred income taxes	542,457	492,457
Total current assets	17,309,932	16,310,011
Property and equipment		
Land	10,339,530	10,339,530
Land improvements	3,226,913	3,191,371
Buildings	78,955,538	78,955,538
Building improvements	6,304,642	6,262,903
Furniture and equipment	63,230,354	58,086,570
	162,056,977	156,835,912
Less accumulated depreciation and amortization	(63,618,047)	(55,985,653)
Net property and equipment	98,438,930	100,850,259
Other assets, net	128,263	319,817
	$115,877,125	$117,480,087
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current maturities of long-term debt	$ 6,059 591	$ 8,279,095
Accounts payable	8,407,887	6,227,124
Accrued expenses	6,707,257	6,146,440
Total current liabilities	21,174,735	20,652,659
Long-term debt, less current maturities	41,125,000	52,000,000
Deferred income taxes	4,854,587	4,526,744
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $0.01 par value, 10,000,000 shares authorized; none issued	-	-
Common stock, $0.01 par value, 30,000,000 shares authorized; 9,536,275 issued; 9,340,328 outstanding at 12/31/03; 9,474,830 outstanding at 12/31/02	95,363	95,363
Additional paid-in capital	17,432,635	17,381,517
Treasury stock, 195,947 shares at 12/31/03; 61,445 shares at 12/31/02, at cost	(1,437,614)	(202,692)
Retained earnings	32,632,419	23,026,496
Total stockholders' equity	48,722,803	40,300,684
	$115,877,125	$117,480,087

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

MONARCH CASINO & RESORT, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock					
	Shares Outstanding	Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance, Jan. 1, 2001	9,436,275	$95,363	$17,241,788	$ 9,821,386	$ (329,875)	$26,828,662
Net income	-	-	-	4,601,764	-	4,601,764
Balance, Dec. 31, 2001	9,436,275	95,363,	17,241,788	14,423,150	(329,875)	31,430,426
Exercise of stock options	38,555	-	139,729	-	127,183	266,912
Net income	-	-	-	8,603,346	-	8,603,346
Balance, Dec. 31, 2002	9,474,830	95,363	17,381,517	23,026,496	(202,692)	40,300,684
Exercise of stock options	45,498	-	51,118	-	192,478	243,596
Stock repurchase	(180,000)	-	-	-	(1,427,400)	(1,427,400)
Net income	-	-	-	9,605,923	-	9,605,923
Balance, Dec. 31, 2003	9,340,328	$95,363	$17,432,635	$32,632,419	$(1,437,614)	$48,722,803

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

MONARCH CASINO & RESORT, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 9,605,923	$ 8,603,346	$ 4,601,764
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	10,797,494	10,320,403	10,085,331
Amortization of deferred loan costs	179,427	179,425	179,426
Provision for bad debts	742,407	634,934	1,239,368
Gain on disposal of assets	(133,301)	(34,647)	(24,848)
Deferred income taxes	277,842	189,516	1,306,714
Changes in assets and liabilities:			
Receivables, net	(1,416,785)	279,057	(1,434,382)
Inventories	(252,708)	(17,118)	123,144
Prepaid expenses	(273,009)	(502,959)	395,065
Other assets	10,684	(16,113)	8,766
Accounts payable	2,180,763	(221,963)	(1,785,132)
Accrued expenses	682,322	584,387	11,962
Net cash provided by operating activities	22,401,059	19,998,268	14,707,178
Cash flows from investing activities:			
Proceeds from sale of assets	154,869	48,979	59,117
Acquisition of property and equipment	(7,996,678)	(4,802,525)	(3,383,643)
Changes in accounts payable construction	-	(147,481)	112,831
Net cash used in investing activities	(7,841,809)	(4,901,027)	(3,211,695)
Cash flows from financing activities:			
Proceeds from exercise of stock options	122,092	126,116	-
Proceeds from long-term borrowings	1,000,000	500,000	1,500,000
Principal payments on long-term debt	(14,504,116)	(14,147,616)	(11,393,738)
Purchase of Monarch common stock	(1,427,400)	-	-
Net cash used in financing activities	(14,809,424)	(13,521,500)	(9,893,738)
Net (decrease) increase in cash	(250,174)	1,575,741	1,601,745
Cash at beginning of year	9,961,484	8,385,743	6,783,998
Cash at end of year	$ 9,711,310	$ 9,961,484	$ 8,385,743
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 2,421,094	$ 3,927,016	$ 7,799,686
Cash paid for income taxes	$ 5,146,612	$ 4,105,760	$ 1,750,000
Supplemental schedule of non-cash investing and financing activities:			
The Company financed the purchase of property and equipment in the following amounts	$ 409,612	$ 1,583,868	$ 1,217,901

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Monarch Casino & Resort, Inc. ("Monarch"), a Nevada corporation, was incorporated in 1993. Monarch's wholly-owned subsidiary, Golden Road Motor Inn, Inc. ("Golden Road"), operates the Atlantis Casino Resort (the "Atlantis"), a hotel/casino facility in Reno, Nevada. Unless stated otherwise, the "Company" refers collectively to Monarch and its Golden Road subsidiary.

The consolidated financial statements include the accounts of Monarch and Golden Road. Intercompany balances and transactions are eliminated.

Use of Estimates

In preparing these financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the year. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2002 and 2001 consolidated financial statements have been reclassified to conform with the 2003 presentation. These reclassifications had no effect on the previously reported net income.

Self-insurance Reserves

The Company reviews self-insurance reserves at least quarterly. The amount of reserve is determined by reviewing the actual expenditures for the previous twelve-month period and reviewing reports prepared by the third party plan administrator for any significant unpaid claims. The reserve is accrued at an amount that approximates amounts needed to pay both reported and unreported claims as of the balance sheet date, which management believes are adequate.

Capitalized Interest

The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. When no debt is specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project at the Company's average cost of borrowed money. Interest capitalization is ceased when the project is substantially complete. The Company did not record capitalized interest during the years ended December 31, 2003, 2002, and 2001.

Related Party Transactions

During 2002, the Company incurred one-time expenses of approximately $228,000 for legal, accounting, printing and road show costs associated with a secondary stock offering by principal stockholders.

Stockholder Guarantee Fees

All of the Company's bank debt was personally guaranteed by the Company's three largest stockholders since December 29, 1997. Effective January 1, 2001, until February 20, 2004, the Company compensated the guarantors at the rate of 2% per annum of the quarterly average outstanding bank debt amount. For the twelve months ended December 31, 2003, and 2002, the Company recorded interest expense in the amounts of approximately $1.0 million and $1.3 million, respectively, for these guarantee fees. The individuals who guaranteed our bank debt were not required to guarantee the New Credit Facility (as defined in NOTE 5. – LONG-TERM DEBT). Therefore, the Company will no longer incur such guarantee fee expenses.

Inventories

Inventories, consisting primarily of food, beverages, and retail merchandise, are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Since inception, property and equipment have been depreciated principally on a straight line basis over the estimated service lives as follows:

Land improvements	15-40 years
Buildings	30-40 years
Building improvements	15-40 years
Furniture	5-10 years
Equipment	5-20 years

In accordance with SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets," the Company evaluates the carrying value of its long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable from related future undiscounted cash flows. Indicators which could trigger an impairment review include legal and regulatory factors, market conditions and operational performance. Any resulting impairment loss, measured as the difference between the carrying amount and the fair value of the assets, could have a material adverse impact on the Company's financial condition and results of operations.

Casino Revenues

Casino revenues represent the net win from gaming activity, which is the difference between wins and losses. Additionally, net win is reduced by a provision for anticipated payouts on slot participation fees, progressive jackpots and any pre-arranged marker discounts.

Promotional Allowances

The retail value of hotel, food and beverage services provided to customers without charge is included in gross revenue and deducted as promotional allowances. The estimated departmental costs of providing such promotional allowances are included in casino costs and expenses as follows:

	Years ended December 31,		
	2003	2002	2001
Food and beverage	$ 9,744,346	$ 8,810,054	$ 8,151,675
Hotel	1,766,016	1,648,735	1,298,431
Other	269,246	197,906	154,451
	$11,779,608	$10,656,695	$ 9,604,557

Advertising Costs

All advertising costs are expensed as incurred. Advertising expense, which is included in selling, general & administrative expense, was $3,249,065, $3,240,402, and $3,137,197 for 2003, 2002, and 2001, respectively.

Income Taxes

Income taxes are recorded in accordance with the liability method specified by Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes." Under the asset and liability approach for financial accounting and reporting for income taxes, the following basic principles are applied in accounting for income taxes at the date of the financial statements: (a) a current liability or asset is recognized for the estimated taxes payable or refundable on taxes for the current year; (b) a deferred income tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards; (c) the measurement of current and deferred tax liabilities and assets is based on the provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated; and (d) the measurement of deferred income taxes is reduced, if necessary, by the amount of any tax benefits that, based upon available evidence, are not expected to be realized.

Stock Based Compensation

The Company maintains three stock option plans, which are described more fully in Note 7. The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations in accounting for its plans. No stock-based compensation costs are reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. If the Company had elected to recognize compensation cost on the fair market value at the grant dates for awards under the stock option plans, consistent with the method prescribed by Statement of Financial Accounting Standards ("SFAS No. 123"), "Accounting for Stock-Based Compensation," (and as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," which the Company adopted for the fiscal year ended December 31, 2002), net income and income per share would have been changed to the pro forma amounts indicated below:

	Years ended December 31,		
	2003	2002	2001
Net income, as reported	$ 9,605,923	$ 8,603,346	$ 4,601,764
Stock based employee compensation expensed determined under the fair value based method for all awards, net of related tax effects	(39,923)	(135,359)	(117,961)
Pro forma net income	$ 9,566,000	$ 8,467,987	$ 4,483,803
Basic earnings per share			
As reported	$ 1.02	$ 0.91	$ 0.49
Pro forma	$ 1.02	$ 0.90	$ 0.48
Diluted earnings per share			
As reported	$ 1.02	$ 0.90	$ 0.49
Pro forma	$ 1.02	$ 0.89	$ 0.47

Earnings Per Share

The Company reports "basic" earnings per share and "diluted" earnings per share in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." Basic earnings per share is computed by dividing reported net earnings by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects the additional dilution for all potentially dilutive securities such as stock options.

The following is a reconciliation of the number of shares (denominator) used in the basic and diluted earnings per share computations (shares in thousands):

	Years ended December 31,					
	2003		2002		2001	
Net income	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Basic	9,379	$ 1.02	9,458	$ 0.91	9,436	$ 0.49
Effect of dilutive stock options	33	-	63	(0.01)	44	-
Diluted	9,412	$ 1.02	9,521	$ 0.90	9,480	$ 0.49

The following options were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and their inclusion would be antidilutive:

	2003	2002	2001
Options to purchase shares of common stock (in thousands)	19	14	3
Exercise price	$10.90-14.37	$11.99-14.37	$5.94
Expiration dates (mo./yr.)	6/07 – 11/13	6/07 – 8/12	9/03

Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107 "Disclosures About Fair Value of Financial Instruments." The estimated fair value of the Company's financial instruments has been determined by the Company, using available market information and valuation methodologies. However, considerable judgment is required to develop the estimates of fair value; thus, the estimates provided herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

The carrying amounts of cash, receivables, accounts payable and accrued expenses approximate fair value because of the short-term nature of these instruments.

The fair value of long-term debt approximates fair value based on the current borrowing rates offered to the Company for debt of the same remaining maturities.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of bank deposits and trade receivables. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base. The Company believes it is not exposed to any significant credit risk on cash and accounts receivable.

Certain Risks and Uncertainties

A significant portion of the Company's revenues and operating income are generated from patrons who are residents of northern California. A change in general economic conditions or the extent and nature of casino gaming in California, Washington or Oregon could adversely affect the Company's operating results. On September 10, 1999, California lawmakers approved a constitutional amendment that gave Indian tribes the right to offer slot machines and a range of house-banked card games. On March 7, 2000, California voters approved the constitutional amendment. Several Native American casinos have opened in Northern California since passage of the constitutional amendment. A large Native American casino facility opened in one of our primary feeder markets in the Sacramento area in June of 2003. There potentially could be other new Native American casinos opening in the Northern California market, as well as other markets the Company currently serves, that could have an impact on the Company's financial position and results of operations.

The Company also relies on non-conventioneer visitors partially comprised of individuals flying into the Reno area. The tragic events of September 11, 2001 combined with the ongoing conflict with Iraq and the threat of further terrorist attacks could have an adverse effect on the Company's revenues from this segment as consumers may need time to restore their confidence in air and other leisure travel. The terrorist attacks that took place in the United States on September 11, 2001 were unprecedented events that created economic and business uncertainties, especially for the travel and tourism industry. The potential for future terrorist attacks, the national and international responses, and other acts of war or hostility including the ongoing war with Iraq, have created economic and political uncertainties that could materially adversely affect our business, results of operations, and financial condition in ways we cannot predict.

Impact of Recently Issued Accounting Standards

In January 2003, the FASB issued interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." The objective of FIN 46 is to improve the financial reporting by companies involved with variable interest entities. FIN 46 changes certain consolidation requirements by requiring a variable interest entity to be consolidated by a company that is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The Company has determined that all variable interest entities it holds at December 31, 2003 do not require consolidation under the provisions of FIN 46 as the Company is not subject to a majority of the risk of loss or entitled to receive a majority of the variable interest entity's residual returns.

NOTE 2. ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	December 31,	
	2003	2002
Casino	$ 2,964,684	$ 2,741,776
Hotel	655,100	675,171
Other	229,561	195,744
	3,849,345	3,612,691
Less allowance for doubtful accounts	(1,030,618)	(887,965)
	$ 2,818,727	$ 2,724,726

The Company recorded bad debt expense of $742,407, $634,934, and $1,239,368, in 2003, 2002, and 2001, respectively.

NOTE 3. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31,	
	2003	2002
Accrued salaries, wages and related benefits	$ 3,459,596	$ 2,934,892
Progressive slot machine and other gaming accruals	1,341,454	1,577,273
Accrued gaming taxes	310,691	276,826
Accrued interest	139,431	102,103
Other accrued liabilities	1,456,085	1,255,346
	$ 6,707,257	$ 6,146,440

NOTE 4. LEASE COMMITMENTS

The Company leases certain furniture and equipment. The leases generally provide for the lessee to pay taxes, maintenance, insurance, and certain other operating costs of the leased property. The leases on most of the properties contain renewal provisions.

In 2004, the Company is planning construction of a new driveway that will be shared between the Atlantis and the adjacent Sierra Marketplace Shopping Center that is owned and controlled by affiliates of the Company's controlling stockholders (the "Shopping Center"). A new traffic signal will be erected at mid-block on South Virginia Street, serving the new driveway. As part of this project, the Company has leased a 37,368 square-foot corner section of the Shopping Center for a minimum lease term of 15 years at a monthly rent of $25,000, subject to increase every 60 months based on the Consumer Price Index. The Company is also to use part of the common area of the Shopping Center and will pay its proportional share of the common area expense of the Shopping Center. The

Company has the option to renew the lease for 3 five-year terms, and at the end of the extension period, the Company has the option to purchase the leased section of the Shopping Center at a price to be determined based on a MAI Appraisal. The leased space will be used by the Company for pedestrian and vehicle access to the Atlantis, and the Company will have use of a portion of the parking spaces at the Shopping Center. The Company is responsible for two thirds of the construction costs of the project, up to a maximum of $1.2 million. The Company anticipates this project to be completed in Summer of 2004 (see CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS incorporated herein by reference to the Company's Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of Stockholders to be held on May 26, 2004).

Following is a summary of future minimum payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2003:

Year ending December 31,	Operating Leases
2004	$ 1,546,261
2005	450,631
2006	370,000
2007	370,000
2008	370,000
Thereafter	3,885,000
	$ 6,991,892

All of the Company's capital lease obligations were paid as of December 31, 2003 and 2002.

Assets purchased through capital leases are included in "Furniture and equipment" as follows:

	December 31,	
	2003	2002
Furniture and equipment	$ 221,061	$ 221,061
Accumulated amortization	(154,018)	(110,013)
	$ 67,043	$ 110,048

Rental expense for operating leases amounted to $185,304, $176,065, and $184,656, in 2003, 2002, and 2001, respectively, as reported in selling, general and administrative expenses in the statement of income.

NOTE 5. LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,	
	2003	2002
Amounts outstanding under bank reducing revolving credit facility (the "Original Credit Facility"), collateralized by substantially all property and equipment of Golden Road and guaranteed by Monarch and its three largest stockholders, with floating interest rates tied to a base rate approximately equal to the prime rate or LIBOR (at the Company's option) plus a margin which fluctuates according to the Company's ratio of funded debt to Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"). The weighted average interest rate was approximately 2.62% at December 31, 2003, and 2.92% at December 31, 2002. Prior to the refinancing of the Original Credit Facility (see below), the loan was to mature in June 2004, with all unpaid interest and principal due and payable at that time	$ 47,000,000	$ 59,500,000
Slot purchase contracts, collateralized by equipment. Contracts are non-interest bearing and all mature within twelve months	184,591	779,095
	47,184,591	60,279,095
Less current maturities	(6,059,591)	(8,279,095)
	$ 41,125,000	$ 52,000,000

The Credit Facility.

On February 20, 2004, the Original Credit Facility was refinanced (the "New Credit Facility") for $50 million, which includes a $46 million payoff for the unpaid balance of the Original Credit Facility. The amount of the New Credit Facility may be increased by up to $30 million on a one-time basis and if requested by the Company before the second anniversary of the closing date, as defined. At the Company's option, borrowings under the New Credit Facility will accrue interest at a rate designated by the agent bank at its base rate (the "Base Rate") or at the London Interbank Offered Rate ("LIBOR") for one, two, three or six month periods. The rate of interest paid by the Company will include a margin added to either the Base Rate or to LIBOR that is tied to the Company's ratio of funded debt to EBITDA (the "Leverage Ratio"). Depending on the Company's Leverage Ratio, this margin can vary between 0.25 percent and 1.25 percent above the Base Rate, and between 1.50 percent and 2.50 percent above LIBOR (under the Original Credit Facility, this margin varied between 0.00 percent and 2.00 percent above the Base Rate, and between 1.50 percent and 3.50 percent above LIBOR). At December 31, 2003, the applicable margin was the Base Rate plus 0.0%, and the applicable LIBOR margin was LIBOR plus 1.5%. At December 31, 2003, the Base Rate was 4.00% and the LIBOR rate was 1.12%. At December 31, 2003, the Company had $1.0 million in Base Rate loans outstanding and had one LIBOR loan outstanding totaling $46.0 million, for a total obligation of $47.0 million.

The Company may utilize proceeds from the New Credit Facility for working capital needs and general corporate purposes relating to the Atlantis and for ongoing capital expenditure requirements at the Atlantis.

The New Credit Facility is secured by liens on substantially all of the real and personal property of the Atlantis, and is guaranteed by Monarch. The Original Credit Facility was guaranteed individually by certain executives of the Company. These individuals were not required to provide any personal guarantees for the New Credit Facility and, therefore, the Company will no longer incur guarantee fee expenses.

The New Credit Facility contains covenants customary and typical for a facility of this nature, including, but not limited to, covenants requiring the preservation and maintenance of the Company's assets and covenants restricting the Company's ability to merge, transfer ownership of Monarch, incur additional indebtedness, encumber assets, and make certain investments. The New Credit Facility also contains covenants requiring the Company to maintain certain financial ratios, and provisions restricting transfers between Monarch and its constituents. The New Credit Facility also contains provisions requiring the achievement of certain financial ratios before the Company can repurchase its common stock. Management does not consider the covenants to restrict the Company's operations.

The maturity date of the New Credit Facility is February 23, 2009. Beginning June 30, 2004, the maximum principal available under the Credit Facility is reduced by an aggregate of $30.875 million in equal increments of $1.625 million per quarter with the remaining balance due at the maturity date. The Company may prepay borrowings under the New Credit Facility without penalty (subject to certain charges applicable to the prepayment of LIBOR borrowings prior to the end of the applicable interest period). Amounts prepaid under the New Credit Facility may be reborrowed so long as the total borrowings outstanding do not exceed the maximum principal available. The Company may also permanently reduce the maximum principal available under the New Credit Facility at any time so long as the amount of such reduction is at least $500 thousand and a multiple of $50 thousand.

The Company paid various fees and other loan costs upon the closing of the refinancing of the New Credit Facility that will be amortized over the term of the New Credit Facility using the straight-line method.

Annual maturities of long-term debt as of December 31, 2003, after giving effect to the execution of the New Credit Facility, are as follows:

Year ending December 31,	
2004	$ 6,059,591
2005	6,500,000
2006	6,500,000
2007	6,500,000
2008	6,500,000
Thereafter	15,125,000
	$47,184,591

NOTE 6. INCOME TAX

Income tax provision consists of the following:

	Years ended December 31,		
	2003	2002	2001
Current provision	$4,687,667	$4,240,255	$1,904,759
Deferred provision	277,913	189,516	381,936
	$4,965,580	$4,429,771	$2,286,695

The difference between the Company's provision for federal income taxes as presented in the accompanying Consolidated Statements of Income, and the provision for income taxes computed at the statutory rate is comprised of the items shown in the following table as a percentage of pre-tax earnings.

	Years ended December 31,		
	2003	2002	2001
Income tax at the statutory rate	35.0%	34.0%	34.0%
Non-deductible expenses	0.2%	1.2%	0.5%
Tax credits	(1.1)%	(1.2)%	(1.3)%
	34.1%	34.0%	33.2%

The components of the deferred income tax assets and liabilities at December 31, 2003 and 2002, as presented in the Consolidated Balance Sheets, are as follows:

	2003	2002
CURRENT ASSETS		
Compensation and benefits	$ 344,500	$ 261,720
Bad debt reserves	185,700	301,908
Accrued gaming liabilities	96,600	89,525
Accrued other liabilities	(84,343)	(160,696)
Deferred income tax asset	$ 542,457	$ 492,457
NONCURRENT LIABILITIES		
Impairment of assets	$ (72,260)	$ (70,196)
Depreciation	(4,467,841)	(4,179,005)
Land basis	(285,706)	(277,543)
Other	(28,780)	-
Deferred income tax liability	$ (4,854,587)	$ (4,526,744)

NOTE 7. BENEFIT PLANS

Savings Plan - Effective November 1, 1995, the Company adopted a savings plan, which qualifies under Section 401(k) of the Internal Revenue Code. Under the plan, participating employees may defer up to 15% of their pre-tax compensation, but not more than statutory limits. The Company contributes twenty five cents for each dollar contributed by a participant, with a maximum contribution of 4% of a participant's compensation. The Company's matching contributions were approximately $45,370, $32,678, and $31,916 in 2003, 2002, and 2001, respectively.

Stock Option Plans - The Company maintains three stock option plans, consisting of the Directors' Stock Option Plan, the Executive Long-Term Incentive Stock Option Plan, and the Employee Stock Option Plan (the "Plans"), which collectively provide for the granting of options to purchase up to 775,000 common shares. The exercise price of stock options granted under the plans is established by the respective plan committees, but the exercise price may not be less than the market price of the Company's common stock on the date the option is granted. Options expire five to ten years from the grant date. The Plans were amended by majority stockholder approval at the Company's 2003 Annual Meeting of Stockholders on June 12, 2003. The amendment per majority approval extended the terms of the existing stock compensation plans, increased the amount of option shares authorized for issue under the existing stock compensation plans, extended the life of stock options granted under the existing Directors' Stock Option Plan and permitted the Directors' Plan Committee to extend the term of any existing option grants under the Directors' Stock Option Plan, and revised the description of employees eligible to receive options and the conditions that determine the purchase price of stock options under the existing Executive Long-Term Incentive Stock Option Plan. By their amended terms, the Plans will expire in June 2013.

The Company has adopted the disclosure-only provisions of SFAS No. 123, as amended by SFAS No. 148, but applies APB No. 25 and related interpretations in accounting for its plans. No stock-based compensation costs are reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant.

The fair value of the Company's stock options, as presented in Note 1, was estimated as of the grant date using the Black-Scholes option pricing model with the following weighted average assumptions for 2003, 2002, and 2001: dividend yield of 0.0% for all periods; expected volatility of 41.9%, 58.7%, and 70.4%, respectively; a weighted average risk free interest rate of 2.80%, 3.83%, and 4.36%, respectively; and expected holding periods ranging from three to nine years.

Presented below is a summary of the status of the Company's stock options and the related transactions.

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2000	153,550	$ 3.19
Granted	28,200	5.14
Exercised	-	-
Forfeited/expired	(21,850)	(4.95)
Outstanding at December 31, 2001	159,900	3.38
Granted	34,150	10.52
Exercised	(38,555)	(3.27)
Forfeited/exercised	(11,666)	(4.88)
Outstanding at December 31, 2002	143,829	4.99
Granted	24,150	8.51
Exercised	(45,498)	(2.69)
Forfeited/exercised	(10,000)	(11.93)
Outstanding at December 31, 2003	112,481	$ 6.07

Weighted average fair value of options granted during		
	2003	$ 8.51
	2002	$10.52
	2001	$ 5.14

		Stock Options Outstanding		Stock Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Contractual Life (in years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$2.88 to $4.81	45,414	3.2	$ 3.01	24,416	$ 3.12
$5.06 to $7.79	47,917	6.7	$ 6.34	22,917	$ 6.40
$10.90 to $14.37	19,150	6.4	$12.66	9,150	$14.37
Total	112,481			56,483	

NOTE 8. COMMITMENTS AND CONTINGENCIES

Self Insurance - The Company is self-insured for health care claims for eligible active employees. Benefit plan administrators assist the Company in determining its liability for self-insured claims, and such claims are not discounted. The Company is also self-insured for workman's compensation. Both plans limit the Company's maximum liability under stop-loss agreements with insurance companies. The maximum liability for health care claims under the stop-loss agreement is $75,000 per claim. The maximum liability for workman's compensation under the stop-loss agreement is $300,000 per claim.

On March 10, 2003, we announced a plan to repurchase up to 250,000 shares, or 2.6%, of our common stock in open market transactions. The repurchases may be made from time to time depending on market conditions and availability of funds. The repurchases are to be made with our cash. During 2003, we purchased 180,000 shares of our common stock pursuant to this stock repurchase program.

The Company commenced certain litigation in April 2003 against the City of Reno and other interested parties petitioning the Second Judicial District Court of Nevada to (i) review the City of Reno's decision to enter into an agreement for the acquisition and relocation of the Old Reno Casino in downtown Reno, (ii) condemn the real property occupied by the Old Reno Casino, (iii) declare the agreement null and void and (iv) preclude the City of Reno from condemning the real property. In February 2004, the parties entered into a settlement agreement, and the District Court dismissed the case in February 2004. The terms of the confidential settlement agreement included a restriction from relocating the former Old Reno Casino gaming license within an identified geographic area near the Company's Atlantis Casino Resort in Reno. The outcome of this litigation did not have a material impact on the financial statements of the Company.

The Company is a defendant in various pending legal proceedings. In the opinion of management, all pending claims in such litigation will not, in the aggregate, have a material adverse effect on the Company's financial position or results of operations.

In 2003, the Company entered into an option agreement with an affiliate of its controlling stockholders to purchase property in South Reno for development of a new hotel casino. Commencement of any development of the property will require completion of property due diligence and receipt of numerous approvals, including master plan changes and zone changes, neither of which can be assured. Through the current property owner, the Company has filed an application with the City of Reno for master plan change and zone change for 13 acres of the property.

In 2004, we are planning construction of a new driveway that will be shared between the Atlantis and the adjacent Sierra Marketplace Shopping Center that is owned and controlled by affiliates of our controlling stockholders (the "Shopping Center"). A new traffic signal will be erected at mid-block on South Virginia Street, serving the new driveway. As part of this project, we have leased a 37,368 square-foot corner section of the Shopping Center for a minimum lease term of 15 years at a monthly rent of $25,000, subject to increase every 60 months based on the Consumer Price Index. We are also to use part of the common area of the Shopping Center and will pay our proportional share of the common area expense of the Shopping Center. We have the option to renew the lease for 3 five-year terms, and at the end of the extension period, we have the option to purchase the leased section of the Shopping Center at a price to be determined based on a MAI Appraisal. The leased space will be used by us for pedestrian and vehicle access to the Atlantis, and we will have use of a portion of the parking spaces at the Shopping Center. We are responsible for two thirds of the construction costs of the project, up to a maximum of $1.2 million. We anticipate this project to be completed in Summer of 2004 (see CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS incorporated herein by reference to the Company's Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of Stockholders to be held on May 26, 2004).

NOTE 9. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2003				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Net revenues	$ 27,164,928	$ 29,075,070	$ 31,446,693	$ 28,263,822	$115,950,513
Operating expenses	$ 23,649,979	$ 24,863,622	$ 25,260,680	$ 24,966,879	$ 98,741,160
Income from operations	$ 3,514,949	$ 4,211,448	$ 6,186,013	$ 3,296,943	$ 17,209,353
Net income	$ 1,837,927	$ 2,331,109	$ 3,665,814	$ 1,771,073	$ 9,605,923
Income per share of common stock					
Basic	$ 0.19	$ 0.25	$ 0.39	$ 0.19	$ 1.02
Diluted	$ 0.19	$ 0.25	$ 0.39	$ 0.19	$ 1.02

	2002				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Net revenues	$25,796,201	$27,628,872	$30,651,581	$26,960,916	$111,037,570
Operating expenses	22,289,803	22,850,271	24,435,648	24,266,348	93,842,070
Income from operations	3,506,398	4,778,601	6,215,933	2,694,568	17,195,500
Net income	1,585,084	2,252,166	3,467,460	1,298,636	8.603,346
Income per share of common stock					
Basic	$ 0.17	$ 0.24	$ 0.37	$ 0.14	$ 0.91
Diluted	$ 0.17	$ 0.24	$ 0.36	$ 0.14	$ 0.90

 MONARCH CASINO & RESORT, INC.

1175 West Moana Lane, Suite 200 • Reno, NV 89509 • (775) 825-3355 • Fax (775) 825-7705

DIRECTORS AND OFFICERS

Board of Directors

John Farahi
Co-Chairman of the Board, Chief Executive Officer and Chief Operating Officer,
Monarch Casino & Resort, Inc.

Bob Farahi
Co-Chairman of the Board and
President, Monarch Casino & Resort, Inc.

Ben Farahi
Co-Chairman of the Board, Chief Financial Officer,
Secretary and Treasurer,
Monarch Casino & Resort, Inc.

Craig F. Sullivan
President, Sullivan & Associates
Las Vegas, Nevada

Ronald R. Zideck
Retired Managing Partner, Grant Thornton LLP
Reno, Nevada

Charles W. Scharer
Retired President & CEO, Harveys Casino Resorts
Stateline, Nevada

Executive Officers

John Farahi
Co-Chairman of the Board, Chief Executive Officer and Chief Operating Officer

Bob Farahi
Co-Chairman of the Board and President

Ben Farahi
Co-Chairman of the Board, Chief Financial Officer,
Secretary and Treasurer

STOCKHOLDER/CORPORATE INFORMATION

Monarch Casino & Resort, Inc. common stock is traded on the Nasdaq Stock Market[SM] under the symbol MCRI.

The Annual Meeting of Stockholders of Monarch Casino & Resort, Inc. will be held Wednesday, May 26, 2004, at 10:00 a.m. local time at the Atlantis Casino Resort, 3800 South Virginia Street, Reno, Nevada 89502.

Transfer Agent

American Stock Transfer and Trust Company
40 Wall Street, New York, New York 10005

Stockholder address changes and inquiries regarding stock certificates should be directed to:
American Stock Transfer & Trust Company,
40 Wall Street, New York, New York 10005

Corporate Counsel

Kummer Kaempfer Bonner & Renshaw
Las Vegas, Nevada

Subsidiary

Golden Road Motor Inn, Inc.

Investor Relations

Karl Brokmann
1175 West Moana Lane, Suite 200
Reno, Nevada 89509
(775) 825-3355

Websites

www.monarchcasino.com
www.atlantiscasino.com

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